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                       ECHELON INTERNATIONAL CORPORATION
           ANNOUNCES SECOND QUARTER AND SIX MONTHS FINANCIAL RESULTS

     ST. PETERSBURG, FLORIDA, AUGUST 14, 1997 -- ECHELON INTERNATIONAL CORPORATION (NYSE: EIN), today announced financial results for its second quarter and six months ended June 30, 1997

     Sales and revenues for the second quarter ended June 30, 1997 were $8.5 million compared to $17.9 million for the same year ago period. Net income for the second quarter of 1997 was $1.4 million, or $0.21 per share, compared to a net loss of $19.4 million, or ($2.99) per share, for the quarter ended June 30, 1996.

     Sales and revenues for the six months ended June 30, 1997 were $18.8 million compared to $27.6 million for the comparable year ago period. Net income for the first half of 1997 was $5.3 million, or $0.78 per share, compared to a net loss of $20.2 million, or ($3.11) per share, for the six months ended June 30, 1996.

     Echelon reduced its debt by approximately $23 million during the second quarter, and $66 million for the first six months of 1997. Debt repayment included approximately $31.3 million on the Salomon Brothers loan and $32.9 million to payoff the debt from Echelon's former parent. The Company's long-term debt/equity ratio was 29/71 with a cash position, including marketable securities, of $55.0 million as of June 30, 1997.

     The decrease in sales for the second quarter and six months ended June 30, 1997 compared to the same year ago periods was primarily due to decreases of $6.6 million and $6.3 million on the sale of development properties and a $1.8 million and $3.2 million decrease, respectively, in interest income resulting from loan receivable payoffs and disposition.

     Operating expenses for the second quarter ended June 30, 1997 decreased by $42.6 million from the same period in 1996, primarily due to a decrease of $31.8 million in the provision for lease, loan and real estate losses. During the second quarter of 1996, the Company recorded $29.2 million for losses anticipated to be incurred on the sale of non-strategic assets and also recorded an impairment of $1.9 million on an income-producing building and on real estate under development. During the second quarter of 1997, the Company received $24.3 million from sale of an investment in unconsolidated affiliates and settlement of two aircraft loans. The disposal of these assets, which were previously held for sale, resulted in the reversal of $15.0 million of previously recorded provisions for losses. With these funds, the Company repaid the remaining $22.9 million of debt to its former parent, Florida Progress Corporation. The Company reclassified an aircraft finance lease from assets held for sale, to assets held for use, and reversed $4.7 million of previously recorded provisions for losses. Also during the second quarter of 1997, the Company recognized a $19.0 million impairment, reflected in the provision for losses, on income-producing property in which the Company's strategy changed from long-term hold and use to medium-term hold and sale.

     Of the $1.4 million of earnings for the second quarter, the after-tax effects of reversals of previously accrued provisions ($19.7 million) and impairment write-downs ($19 million) represent approximately $300,000. Included in the $5.3 million in net income for the six months ended June 30, 1997 are several significant adjustments which occurred and were reported in the first quarter. These adjustments occurred primarily from the sale of loans and settlement of a leveraged lease.

     Larry J. Newsome, Senior Vice President and Chief Financial Officer, stated, "We are pleased with our financial performance for the second quarter and six months ended June 30, 1997. We are also pleased to note that we are ahead of schedule with respect to our debt repayment and asset restructurings, further strengthening the Company's balance sheet. Reducing Echelon's debt while maintaining a strong cash balance puts us in excellent position to move forward with our strategic plan."

     Commenting on the provision reversals, Mr. Newsome stated, "The reversals were required under the accounting rules because the specific assets to which they related were either disposed of at higher values than originally contemplated, or were reclassified from held for sale, to held for use, as was the case with the aircraft finance lease."

     With respect to the asset write downs under the impairment rules, Mr. Newsome stated, "In reassessing our strategic plan, it became clear that our original long-term strategy with respect to some of our commercial
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real estate assets did not provide us with the flexibility required to maximize the value of these assets. We therefore concluded that it was in the best interest of the shareholders to recognize these impairments currently and develop short and medium-term exit strategies that would allow us the opportunity to maximize their value."

     Echelon International Corporation is a real estate and financial services company involved in development, ownership and management of commercial and multifamily residential real estate. The company also manages a portfolio of aircraft and real estate loans and aircraft leases. Echelon plans to gradually withdraw from the aircraft and real estate lending business and focus on its core real estate operations.

    Cautionary Statement Regarding Forward-Looking Statements: Certain statements contained herein regarding matters that are not historical facts are forward-looking statements, including statements concerning Echelon's expected sources and uses of funds and capital expenditures and its business strategy including its plans to gradually withdraw from the aircraft and real uncertainties, actual strategies and the timing and expected results thereof may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause such differences include, but are not limited to, those set forth in materials filed by Echelon with the Securities and Exchange Commission.

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                       ECHELON INTERNATIONAL CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                               THREE MONTHS      SIX MONTHS
                                                                  ENDED             ENDED
                                                                 JUNE 30,         JUNE 30,
                                                              --------------   ---------------
                                                              1997     1996     1997     1996
                                                              -----   ------   ------   ------
                                                                        (UNAUDITED)
                                                               (IN MILLIONS, EXCEPT PER SHARE
                                                                          AMOUNTS)
SALES AND REVENUES:
Real estate operations
  Rental income.............................................  $ 3.3   $  2.9   $  6.1   $  5.9
  Sale of development properties............................     --      6.6       .3      6.6
  Marina and other revenues.................................    1.7      2.8      4.6      4.0
  Equity in losses of partnerships..........................    (.3)      --      (.8)      --
Lending and leasing operations
  Interest income...........................................    1.9      3.7      4.1      7.3
  Earned income on finance leases...........................     .9       .9      1.6      1.8
  Other.....................................................    1.0      1.0      2.9      2.0
                                                              -----   ------   ------   ------
                                                                8.5     17.9     18.8     27.6
OPERATING EXPENSES:
Real estate operations......................................    2.8      3.6      6.8      5.9
Cost of development properties sold.........................     --      6.9       .3      6.9
Depreciation................................................    1.3      1.5      2.5      2.9
Provision for lease, loan and real estate losses............    (.7)    31.1      (.7)    31.1
Interest expense:
  Former parent advances....................................     --      4.9       --      9.6
  Long-term debt............................................    2.5       .6      5.2      1.2
Allocated administrative expenses of former parent..........     --       .2       --       .4
Marketing and other administrative..........................    1.8       .5      4.6      1.6
Other (income) expenses, net................................    (.7)      .3     (7.1)     1.2
                                                              -----   ------   ------   ------
                                                              7.0..     49.6     11.6     60.8
INCOME (LOSS) BEFORE INCOME TAXES AND EXTRAORDINARY ITEM....    1.5    (31.7)     7.2    (33.2)
INCOME TAX EXPENSE (BENEFIT)................................     .1    (12.3)     1.1    (13.0)
NET INCOME (LOSS) BEFORE EXTRAORDINARY ITEM.................    1.4    (19.4)     6.1    (20.2)
EXTRAORDINARY ITEM:
  Loss on extinguishment of debt, net of income tax benefit
     of $.5 million.........................................     --       --      (.8)      --
                                                              -----   ------   ------   ------
NET INCOME (LOSS)...........................................  $ 1.4   $(19.4)  $  5.3   $(20.2)
Average shares of common stock outstanding..................    6.8      6.5      6.8      6.5
Per share data:
  Net income (loss) before extraordinary item...............  $0.21   $(2.99)  $ 0.90   $(3.11)
  Extraordinary item........................................     --       --    (0.12)      --
                                                              -----   ------   ------   ------
  Net income (loss) per common share........................  $0.21   $(2.99)  $ 0.78   $(3.11)
                                                              =====   ======   ======   ======

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                       ECHELON INTERNATIONAL CORPORATION

                          CONSOLIDATED BALANCE SHEETS

                                                               JUNE 30,     DECEMBER 31,
                                                                 1997           1996
                                                              -----------   ------------
                                                              (UNAUDITED)
                                                                    (IN MILLIONS)
Cash and Marketable Securities..............................    $ 54.9         $ 63.3
          Total Current Assets..............................     108.1          144.1
Leases, Loans & Property....................................     312.7          320.7
          Total Assets......................................     461.8          531.0
          Total Current Liabilities.........................      45.0           92.2
Long-Term Debt..............................................      48.9           73.8
Deferred Income Taxes.......................................     160.0          163.3
          Total Stockholders' Equity........................     207.6          201.4
          Total Liabilities and Stockholders' Equity........     461.8          531.0

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